Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

REDFLEX
HOLDINGS

RECEIVED
2008 APR 16 P 4:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08001774

SUPPL

28 March 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: **Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

Redflex Holdings Limited

File No: 82-34862

Schedule I
28 March 2008

Documents made public since the last submission on **18 January 2008:**

Date	Item	Description
28 March 2008	Company Announcement	Redflex announces Redflex Executes Contract with the City of Austin, Texas
5 March 2008	Company Announcement	Redflex announces Redflex Executes Contract with the Largest City in Colorado, the City of Denver
27 February 2008	Company Announcement	Redflex announces Redflex Executes Contract for World's Largest Automated Red-Light Enforcement Program
27 February 2008	Company Announcement	Redflex announces Investor Briefing Presentation February/March 2008
25 February 2008	Appendix 4D	Redflex Reports Results for Half Year ended 31 December 2007
21 February 2008	Company Announcement	Redflex announces Redflex Executes Two New Photo Enforcement Contracts; The Cities of Belmont, CA and Port Lavaca, TX
18 February 2008	Company Announcement	Redflex announces Redflex Executes Two New Photo Enforcement Contracts, the Cities of Burien, Washington and Balch Springs, Texas
18 February 2008	Company Announcement	Redflex announces In the Wake of a Favourable and Unanimous Ohio Supreme Court Ruling, Redflex Executes New Photo Speed and Red-Light Enforcement Contract – City of Chillicothe.
24 January 2008	Company Announcement	Redflex announces Redflex Executes Two Photo Enforcement Contracts – Cities of Aurora, ILL and Redlands CA

Redflex Executes Contract with the City of Austin - Capital of Texas

28 March 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new photo enforcement contract with the City of Austin, Texas.

City of Austin, Texas
As the capital city for the State of Texas, Austin maintains a population in excess of 700,000, which makes it the fourth largest city in the State.

This contract was awarded to Redflex as the result of a highly competitive tender and an unprecedented field pilot process that evaluated vendors on factors including system performance and customer service.

The initial scope of the program includes automated red-light enforcement at 15 intersections with expansion opportunities, and a term of 5 years plus two optional 5-year periods for a total of 15 years.

"This is a very exciting time for the entire Redflex organization. This was the third time Redflex competed in a direct head-to-head field contest and on all three occasions Redflex was unanimously selected. Austin presented the most challenging of all head-to-head competitive field trials as the "live" and fully operational pilot program lasted for a period of seven weeks. This extended duration of the pilot program meant that vendors were objectively evaluated on factors like, but not limited to: (1) timeliness of installation, (2) customer service and responsiveness, (3) quality of photos, (4) ratio of violations to violation letters (issuance rate), and (5) hardware and technology performance.

The results were eye-opening. Redflex significantly outscored its nearest competitor with more than double the evaluation points.

By entering into a substantial long-term partnership with the great City of Austin, we are unequivocally the largest vendor in the USA and in the State of Texas where we support 39 contracts, including two out of the four largest Texas cities that support photo enforcement contracts" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 196 US cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex Executes Contract with the Largest City in Colorado, the City of Denver

5 March 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new photo enforcement contract with the capital City and County of Denver, Colorado.

City and County of Denver, Colorado
Known as the "mile high city" and located at the foot of the great Rocky Mountains, the City and County of Denver has a population in excess of 500,000 and a greater metropolitan area population in excess of 2.3 million.

This contract was awarded to Redflex as a result of a highly competitive tender process which evaluated vendors on factors including but not limited to technical merit and program management experience.

The initial scope of the program includes automated red-light enforcement at 4 intersections and additional intersections will be added as requested by the city with no maximum.

"We are extremely pleased with our contract award. The City of Denver has formally spent over two years evaluating and assessing the various automated red-light camera technologies and solutions being offered across the marketplace. While several cities in Colorado have maintained these important public safety programs for nearly a decade, such as our partner city Fort Collins, this is the first venture into red-light enforcement for the capital City of Denver. As we have done successfully across other large city and large-scale programs we are looking forward to supporting these initial efforts and feel confident that these efforts will set the foundation for a much more comprehensive public safety program in the future" said Karen Finley, CEO Redflex Traffic Systems.

Redflex Traffic Systems Inc has contracts with more than 196 US cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Investor Briefing



REDFLEX HOLDINGS LIMITED

February/March 2008

File No: 82-34862

Introduction

- **Chris Cooper**
  Chairman
  Redflex Holdings Limited



- **Graham Davie**
  Chief Executive Officer
  Redflex Holdings Limited



- **Karen Finley**
  Chief Executive Officer
  Redflex Traffic Systems Inc.



- **Ron Johnson**
  Chief Financial Officer
  Redflex Holdings Limited



Redflex Holdings Limited

- **ASX Listed since 1997 - RDF**
- **90 million shares on issue**
- **Market cap ~$270 million**
- **Headquarters**
  - 31 Market Street, South Melbourne. Australia.
- **Staff**
  - Approximately 420
- **Business**
  - Traffic Photo Enforcement and related products and services
- **Dividend**
  - Inaugural dividend paid in H1



Highlights of H1 08 – USA business

- **Record growth in new US contracts**
- **Record growth in installed base.**
  - On track for over 360 in the 2007/2008 financial year
- **Continued growth in revenue and profit**
- **Entry into new US states – Missisippi and Nevada**
- **Reduction in % of installed cameras not generating revenue**
  - Now less than 6%



Highlights of International business

- Record performance by International business
- Strong Profit Margins
- Strong presence in all states in Australia
- Major contract win in Qatar
- Technology developments & enhancements continue



Ron Johnson

Chief Financial Officer

Redflex Holdings Limited

Group Financial Performance Highlights

- **Revenue**
  - Up 32.3% to $42.7 million from $32.2 million in previous corresponding period


Revenue
50
40
30
20
10
0
06H1
06H2
07H1
07H2
08H1

- *Note: Continuing Operations only*

Group Financial Performance Highlights

- **Earning Before Interest, Tax, Depreciation & Amortisation (EBITDA)**
  - Up 21.4% to $14.9 million from $12.2 million in previous corresponding period



EBITDA
16
14
12
10
8
6
4
2
0
06H1
06H2
07H1
07H2
08H1

- *Note: Continuing Operations only*

Group Financial Performance Highlights

- **Net Profit Before Tax (NPBT)**
  - Up 35.0% to $6.9 million from $5.1 million in previous corresponding period



Net Profit Before Tax (NPBT)
7
6
5
4
3
2
1
0
06H1
06H2
07H1
07H2
08H1

- *Note: Continuing Operations only*

Group Financial Performance Highlights

- **Net Profit After Tax (NPAT)**
  - Up 41.4% to $4.7 million from $3.3 million in previous corresponding period



Net Profit After Tax (NPAT)
5
4
3
2
1
0
06H1
06H2
07H1
07H2
08H1

- *Note: Continuing Operations only*

EBITDA margins on recurring revenue

REDFLEX

AUD ($'000)	H1 FY06	H2 FY06	H1 FY07	H2 FY07	H1 FY08
Recurring Revenue	17,494	22,626	25,184	27,950	29,833
EBITDA	6,911	8,985	10,513	11,601	12,416
Royalty paid to Australia	634	989	1,057	1,157	1,465
EBITDA prior to royalty	7,545	9,974	11,570	12,758	13,881
EBITDA % on Recurring Revenue	43.1%	44.1%	45.9%	45.6%	46.5%
EBITDA %s shown are based on USA revenue excluding sales to USA cities which are recorded with minimal margins					

Effect Of Currency On AUD Translated Results

AUD ($'000)	H1 FY06	H2 FY06	H1 FY07	H2 FY07	H1 FY08
USD Sourced EBITDA	7,545	9,974	11,570	12,758	13,881
Average currency rates used in each half	.7523	.7433	.7637	.8088	.8688
EBITDA reduction due to currency effect		119	(175)	(958)	(2,149)
This table shows the negative impact on previous half year results using average currency rate for H1 FY06 as a base					

Cash Position Highlights

- **Cash flow from operations $17.7 million**
  - $5.3 million in previous corresponding period
- **CAPX (PPE) of $21.0 million compared to:**
  - $12.6 million in previous corresponding period
- **Harris Bank facility increased to US$25 million**
  - Increased from US$19 million
  - drawn to US$21.2 million (at 31 December 2007)
- **Cash and equivalents at 31 December 2007 - $8.3 million**
- **Continuing to fund growth from existing facilities and cash generated**



Key Measures & Ratios

- **Basic Earnings per Share**
  - 5.29 cents
  - Up 40% from 3.77 cents in H1FY07
- **Dividend per share**
  - Dividends are paid annually – 3.5 cps paid in November
- **Net Tangible Assets Per Share**
  - 66.6 cents
- **Interest Bearing Debt/Equity Ratio**
  - 37%
- **Return on Equity**
  - 13.8%



Financial Position

- **Total Assets**
  - $123 million
  - Compared with $109 million at 30 June 2007

- **Net Assets/Equity**
  - $68 million
  - Compared with $66 million at 30 June 2007

- *Result despite 3.3% adverse movement in AUD/USD exchange rate between 30 June 2007 and 31 December 2007*

Karen Finley

Chief Executive Officer

Redflex Traffic Systems Inc.

REDFLEX United States Programs



MONTANA
NORTH DAKOTA
IDAHO
WYOMING
NEBRASKA
KANSAS
OKLAHOMA
MICHIGAN
INDIANA
KENTUCKY
VIRGINIA
NEW YORK
PENNSYLVANIA
NH
CONN
DC
SOUTH CAROLINA
ALABAMA
FLORIDA
Redflex programs
Prohibitive Legislation

RTSI Contracts – Half Year



RTSI Contracts
50
45
40
35
30
25
20
15
10
5
0
7
3
18
8
24
35
48
FY05 H1
FY05 H2
FY06 H1
FY06 H2
FY07 H1
FY07 H2
FY08 H1

187 contracts total at 31 December 2007

Redflex Installed Systems



1400
1200
1000
800
600
400
200
0
135
213
301
399
463
538
667
760
877
1064
1237
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-08
Jun 08 P

(P=projection)

Market Potential

- **Red light potential: With nearly 1,000 deaths in the U. S. each year as a result of red light running, much has yet to be done to solve the problem. It is estimated that the market potential is approximately 20,000 systems with <12% photo enforced today.**
- **Speed potential: With over 13,000 deaths annually, and relatively few speed systems in place today this market represents significant upside.**
  - In speed enabled states REDFLEXred and speed combo systems are being offered in addition to the proven technologies of REDFLEXspeed fixed and mobile.
- **REDFLEX continues to expand the technology to other applications including Rail Crossing and Stop sign enforcement**

Graham Davie

Chief Executive Officer

Redflex Holdings Limited

Traffic Australia

- Headquartered at 31 Market Street, South Melbourne
- Territory – Australia and the rest of the world
- Most group technology has been developed in Australia
  - Technology development is now carried out in both USA and Australia
- Camera and other equipment manufacturing
- Redflex installations in all states in Australia
- Market leader in Australia
- European Office based in UK
- Predominantly sale of products and services
- Long term revenue from maintenance & support contracts

Traffic International

- **Non USA Revenue increased 29% to $8.6 million from $6.7million in the previous corresponding period**



- **Segment Profit – Up 15% to $3.2 million from $2.8 million in previous corresponding period (includes intercompany)**



Traffic Australia achievements

- **Major contract in Qatar for 86 camera system**
  - Equipment has now been shipped
  - One of the largest photo-enforcement programs in the region
- **South Australia red light/speed program**
  - All cameras installed and operating
  - Redflex back office system processing notices
  - Further orders for camera received
  - Digital Camera Management System (DCMS) controlling cameras
- **New South Wales Roads and Traffic Authority**
  - New speed cameras ordered
  - Bus lanes cameras supplied
  - Toll enforcement cameras supplied
  - DCMS installed and operating
- **New South Wales**
  - Bordercam system installed to enforce border crossing with Queensland

Traffic Australia achievements

- **Northern Territory**
  - New Redflex customer
  - Red light/speed cameras installed and operational
  - Further contract for mobile Lasercam speed cameras
  - Back office solution supplied
- **Victoria**
  - Railway crossing Enforcement Camera trial sites
  - Follows success of this technology fielded and operational in Western Australia, and previous Victorian studies
- **New Zealand**
  - Pilot red light program in Auckland

Research & Development

- **High resolution cameras now extensively deployed around the world**
- **World leading independent secondary speed checking systems**
- **Redline system confirms vehicle speed from video captured in real time**
- **New in-road sensors developed for highly accurate detection**
- **Non-intrusive sensors**
- **Next generation LaserCam speed system**
- **New Enclosures**
  - Unobtrusive pole mount systems
  - Small auxiliary camera system
- **Back Office development continues**
- **Digital Camera Management System delivered to USA, NSW and South Australia**

Redflex Outlook

- **FY08 Group Operating Profit Before Tax forecast - $15million**
- **Growth in US and global markets is anticipated to continue**
- **Redflex expected to maintain its dominant position in the US**
- **Growth in installed cameras**
  - Expect to install over 360 cameras in FY08
  - On track in first half
- **Legislative/legal issues will continue**
  - Will be managed proactively using lobbyists & attorneys as necessary
- **Non-USA recurring revenues expected to grow**
- **Continued investment in intellectual property is planned**
  - Both USA and Australia are undertaking Research & Development
- **Dividend – expected to be paid annually**

REDFLEX – Creating safer communities



Redflex Executes Contract for World's Largest Automated Red-Light Enforcement Program

27 February 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of an automated red-light enforcement contract with the City of Chicago.

In August 2007, the City of Chicago issued a competitive tender for the expansion of the City's current Digital Automated Red Light Enforcement Program (DARLEP). Per the tender's specification, the new project's scope was for the addition of, but not be limited to, 220 intersections with 2 approach systems per intersection and for a contract term of five years with the option of two additional one-year periods.

"We could not be more excited about the outcome of this highly competitive tender. We are truly privileged to be able to build upon our ongoing relationship with the great City of Chicago and support the City's exemplary commitment to increased public safety. During the tender process, it was highlighted that the thrust behind this competitive tender was to enable the City to conduct a complete assessment of the various solution advancements and new technologies that have been developed across the industry since the City commenced its original DARLEP program back in 2003.

This tendering process was extremely comprehensive and included reference checks, the assessment of each participating Vendor's records of past performance, and the specialized experience of each participating firm's personnel. As the largest red-light tender in the World, the City also validated its process and findings by engaging an objective third party engineering firm, and as a result Redflex was rated the most highly qualified Respondent.

Maintaining nearly 12,000 signalized intersection approaches and a favourable 2008 US District Court ruling regarding constitutionality of the City's program, we feel that this contract both symbolizes and solidifies the ultimate validation of our #1 leadership position in the photo enforcement market" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 190 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com

File No: 82-34862

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

APPENDIX 4D

ASX REPORT FOR THE HALF YEAR ENDED

31 DECEMBER 2007

REDFLEX HOLDINGS LIMITED
ABN: 96 069 306 216

APPENDIX 4D
REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET AND LODGED WITH THE AUSTRALIAN SECURITIES EXCHANGE

The company has recorded revenue from continuing operations of $42.67 million which was up 32.3 % on the corresponding first half of the previous financial year. The net profit before tax for the Group from continuing operations was $6.87 million compared to the previous corresponding half year profit of $5.09 million, an increase of 35.0%. The net profit after tax for the Group from continuing operations was $4.72 million compared to the previous corresponding half year profit of $3.337 million, an increase of 41.4%.

The increase in revenue arose predominantly from the growth in the Redflex Traffic photo enforcement business in the USA.

				$000
Results from continuing operations				
Revenue from continuing operations	up	32.3%	to	42,666
Profit before tax attributable to members	up	35.0%	to	6,871
Profit after tax attributable to members	up	41.4%	to	4,720
Basic Earnings per share				
Basic EPS from continuing activities	up	40.3%	to	5.29 cents
Diluted EPS from continuing activities	up	39.5%	to	5.12 cents
Net tangible assets per share	up	0.6%	to	66.6 cents
Dividends (distributions)	Amount per security			Franked amount per security
Final dividend	3.5 cents			3.5 cents
Interim dividend	Nil			Nil
No dividends were paid or proposed in respect of the half year				

REDFLEX HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW

Group Overview

Redflex Holdings Limited has been in business since 1995. The company was originally involved in a number of research and development activities and was listed on the ASX in January 1997. Over the last few years, the digital Traffic camera photo enforcement business has been highly successful, with the company now enjoying market leadership in the North American market from a Build Own Operate and Maintain business model (BOOM). This business model is now contracted in more than 190 cities over 20 states within the USA.

The company also operates from within Australia, a digital Traffic camera photo enforcement business which supplies world markets with camera and back office products. Revenue for this entity arises from sales of product and services.

The digital Traffic camera photo enforcement business is capital intensive and delivers recurring revenues from programs with cities within the USA. This has now become the core business for the company, after the sale of the Communications business, which allows the full focus and resources of the company to be applied to the Traffic business.

Traffic Highlights

The Redflex Group is exclusively focused on its Traffic systems business, which entails the provision of photo enforcement related products and services - in the USA through Redflex Traffic Systems Inc. and in Australia and the rest of the world through Redflex Traffic Systems Pty Ltd. The major highlights for the half year were:

- 57 new USA contracts since 1 July 2007;
- 1,064 cameras installed at 31 December 2007, an increase of 187 in six months;
- Contracts in 2 new states since 1 July 2007;
- New speed programs in Louisiana and Tennessee;
- The award of a large contract for 86 RedLight/Speed cameras to Qatar;
- New and enhanced technologies in cameras, sensors, back office and remote camera management.

USA Traffic Operations

Redflex continues to grow in the rapidly expanding market in the USA, with increased sales and an increase in the rate of new camera system installations.

Redflex now has contracts in 20 states with two new states, Mississippi and Nevada, added since 1 July 2007. In addition, Redflex saw growth in the speed market with the Department of Public Safety (DPS) pilot program in Arizona, as well as new speed programs in Louisiana and Tennessee.

Contracts with new cities have been signed at a record rate again in the current financial year. 57 new contracts have been signed since 1 July 2007. This compares with 59 for the whole of the 2006/2007 financial year, 26 in the 2005/2006 financial year, and 10 for the 2004/2005 financial year. The environment remains competitive, yet Redflex has maintained and grown its Number 1 position in the US market, with around 50% of the installed base of photo enforcement cameras in the USA, based on the best information available from public sources.

At 31 December 2007, the number of camera installations had grown to 1064, an increase of 187 over the 877 cameras installed at the end of June 2007. This is consistent with the 'over 360' indication given at the 2007 annual general meeting for the expected number of camera installations in the 2007/2008 financial year.

Each new contract requires a significant amount of work to set up the program and incorporate the specific requirements of the city. The Redflex team has grown to accommodate this challenge and continues to keep up with an accelerating demand for these new cities to be implemented and activated.

The new contracts signed since 1 July 2007 are:

Tempe, AZ	New Lenox, IL	Moreno Valley, CA
Columbus, MS	Lewisville, TX	Northlake, IL
St Charles, IL	Edmundson, MO	Hurst, TX
Bedford, TX	Baker, LA	Mesquite, TX
Killeen, TX	Allen, TX	Haltom, TX
Southlake, TX	Tomball, TX	Roanoke, TX
Star Valley, AZ	Arizona DPS, AZ	Glendale, CA
Oroville, CA	Bremerton, WA	Fife, WA
Monroe, WA	Granite Shoals, TX	Forney, TX
Mountlake Terrace, WA	South Holland, IL	Broussard, LA
Selmer, TN	Peoria, AZ	Richton Park ,IL
Countryside, IL	Oakland, CA	Victorville, CA
Beverly Hills, CA	Carrolton, TX	North Las Vegas, NV
Hayward, CA	San Carlos, CA	Stickney, IL
Mount Carmel, TN	Gurnee ,IL	Palos Heights, IL
Festus, MO	Rancho Cucamonga, CA	Citrus Heights, CA
Geneva, IL *	Carol Stream, IL *	Aurora, IL *
Redlands, CA *	Chillicothe, OH *	Burien, WA *
Balch Springs, TX *	Belmont, CA *	Port Lavaca, TX *

*Contracts signed since 1 January 2008

USA Legislative and Legal Challenges

Legislative issues and legal challenges continue to be a risk to the business. The legislative and legal issues are complex and require ongoing investment and management to ensure that our leading position in the photo enforcement industry is protected and advanced. We are managing this risk through a number of ongoing initiatives, and expect to do so for the foreseeable future. We continue to manage these situations through the use of attorneys who are experts in legal issues, by the use of lobbyists in circumstances where this is appropriate, and by providing assistance to cities in dealing with issues. We take a proactive approach to identifying potential issues and proposing solutions to cities as part of our overall service offering. We also assess the appropriateness of the legislative framework in new states prior to committing to contracts in those states. There have been some positive developments in this area in recent times.

In January 2008, the Ohio Supreme Court ruled that municipalities have the power under home rule authority granted by the Constitution of Ohio to enact civil penalties for traffic signal light or speeding violations, provided a city does not alter statewide traffic regulations. This underpins our existing operations and provides a clear way forward for future opportunities in that state. It is also seen as a positive for a number of legal cases that involve Redflex and cities in Ohio.

Supportive legislation was passed in Texas which protects the programs that came under legislative scrutiny as reported last year.

However, several programs that have been temporarily suspended in Minnesota, North Carolina and Iowa have not yet been reinstated due to the complexities of the legislative or legal issues involved.

Redflex has been named as a co-defendant in a number of law suits brought against cities by individuals contesting their infringements. Redflex attorneys are working closely with the cities' attorneys in these cases.

International Traffic Operations

Redflex Traffic Systems in Australia continues to perform well. A highlight of the year was a major success in the Middle East with the award of a large project to supply 86 Red-Light/Speed Cameras to Qatar. The traffic safety program in Qatar is one of the largest programs in the region. Additional orders have been achieved and we are hopeful of expanding our relationship with the Ministry of the Interior.

The Red-light/Speed Camera Program for South Australia has been a great success. The cameras are installed and operating, the back-office is processing the notices, and the Digital Camera Management System is controlling the cameras through an on-line network. Subsequently, we have received a number of orders for new cameras which are now being delivered. We provide a high level of support for the program in South Australia.

Redflex continues to supply enforcement camera systems to the Roads and Traffic Authority of New South Wales (RTA). New orders were received for Speed Cameras, Bus Lane Cameras, and Toll Enforcement Cameras. The RTA has also deployed the Redflex Digital Camera Management System to control their cameras on-line.

Also in New South Wales, the BORDERcam system for the enforcement of border crossings with Queensland to prevent the introduction of cattle ticks has been installed. The system monitors all vehicles heading in a southbound direction, to identify "vehicles of interest" to the investigators.

Redflex added the Northern Territory as a customer with a contract for Red-light/Speed cameras to be installed at various intersections throughout Darwin. Subsequently, we received a contract to supply mobile LASERcam speed cameras and back-office solutions.

Redflex continues its partnership with the Victorian Government with the installation of additional Railway Crossing Enforcement Camera trial sites. This follows the success of the Redflex Railway Crossing Enforcement Cameras in Western Australia and the two previous studies in Victoria.

Redflex has recently been awarded a two camera Redlight pilot system for Auckland, New Zealand.

Technology

Redflex Research and Development continues to achieve significant milestones. High performance, high resolution cameras have been deployed and are now extensively installed around the world. Redflex systems have world-leading independent secondary speed checking systems. These act as a double safeguard for ourselves and our customers, and the red-line system confirms the speed of a vehicle from video captured in real-time. New in-road sensors have been developed for highly accurate detection, combined with fully integrated non-intrusive detection systems. A next generation Lasercam system has been developed. New compact enclosures have been developed with unobtrusive pole-mount systems and small auxiliary camera systems. This allows our programs to increase prosecution rates by allowing facial photographs from multiple positions, in large and complex intersections, in the United States. Back-office development continues with new systems installed and the Digital Camera Management System delivered to the USA, NSW and South Australia.

Redflex Group Developments

The inaugural dividend for Redflex Holdings Limited was paid during the half, in conjunction with the operation of the Dividend Reinvestment Plan (DRP). The take-up of approximately 55% in the DRP was seen as a strong indication of shareholder support for the company.

In December 2006, Redflex had proceedings initiated against it in relation to the Interactive Telephony Partnership, an ongoing matter which has been detailed in the notes to the annual accounts for the past four years. Redflex has indicated an intention to defend the proceedings. Recently the court ordered that the parties engage in a mediation process, which is due to take place in the near future.

Outlook

Redflex has again maintained its dominant position in the US market. We intend to maintain that position through the strength of our customer relationships, the quality and scope of our service offering, and through product and technology developments, to stay at the forefront of our industry.

Our forecast for the full year, of around $15 million Net Operating Profit Before Tax remains unchanged. Our expectation of installing over 360 camera systems in the USA for the full financial year also remains unchanged.

We expect to continue with our policy of one dividend payment per year, payable in November based on the results of operations for the current financial year.

The Australian based operation has had a number of significant successes both in Australia and elsewhere during the year, and we have seen strong prospects and opportunities identified into the future. The growing base of long term revenue for maintenance and support services provides stability and support for the business.

We remain optimistic about the size of the potential market and the rate at which it is growing. We continue to believe that Redflex is strongly positioned to take advantage of the global market for Traffic Photo Enforcement as it builds out progressively.

REDFLEX HOLDINGS LIMITED

Operating results for the half year

The company showed revenue from continuing operations of $42.666 million which was up 32.3% on the corresponding first half of the previous financial year (H1 2007 - $32.2 million). The increase in revenue was predominantly due to an increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business and strong sales from the Australian operation.

The increased revenue and profits arose despite a 13.8% adverse movement in the average AU$/US$ exchange rates between the comparative periods.

Segment revenue from continuing operations is:

Revenue from continuing activities	First half FY08 $000	First half FY07 $000	% change $000
USA Traffic business	34,017	25,301	34.4%
Australian traffic business	8,595	6,651	29.2%
Head Office Interest income	54	286	(81.1%)
Revenue from continuing operations	**42,666**	**32,238**	**32.3%**

The earnings before interest, tax, depreciation and amortisation (EBITDA) from continuing operations is:

EBITDA	First half FY08 $000	First half FY07 $000	% change
EBITDA from Traffic business	16,223	13,819	17.4%
Head Office costs	(1,358)	(1,580)	(14.1%)
EBITDA	**14,865**	**12,239**	**21.4%**

The pretax profit from continuing operations is:

PreTax Profit	First half FY08 $000	First half FY07 $000	% change
PreTax profit from Traffic business	8,237	6,685	23.2%
Head Office costs	(1,366)	(1,594)	(14.3%)
PreTax Profit from continuing operations	**6,871**	**5,091**	**35.0%**

The net profit after tax from continuing operations is:

After Tax Profit	First half FY08 $000	First half FY07 $000	% change
Net profit from continuing operations	4,720	3,337	41.4%

REDFLEX HOLDINGS LIMITED

DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2007

The names of the company's directors in office during the half-year and until the date of this report are:

- Christopher Cooper (Chairman)
- Robin Debernardi
- Graham Davie
- Peter Lewinsky
- Roger Sawley
- Karen Finley

Review and results of operations – H1 FY2008

The Group experienced an increase in revenue and before and after tax profits from continuing operations during the first half of the 2007/2008 year.

For the first half of the 2007/2008 year:

- Revenues: $42.666 million - up 32.3% on the corresponding period in the previous financial year.
- Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA): $14.865 million – up 21.4% on the corresponding period last year.
- Net profit before tax: $6.871 million – up 35.0% on the corresponding period last year.
- Net profit after tax: $4.720 million – up 41.4% on the corresponding period last year.

In the USA, Redflex Traffic Systems now has over 190 contracts with cities across 20 states, with 48 of those contracts signed in the first half of FY2008. Subsequent to 31 December 2007 Redflex has contracted with a further 9 cities.

Financing Activities

Existing funding facilities place the company in a strong financial position going forward with the ability to maintain and increase current installation rates. Capital expenditure required for planned growth is expected to be fully fundable from net operating activities and debt facilities.

Events subsequent to 31 December 2007

There have been no events of a material nature subsequent to 31 December 2007 that are likely to have an impact on the results and not otherwise dealt with in this report.

Rounding

The amounts contained in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Auditor's Independence

The company has received the Auditor's Independence Declaration dated 25 February 2008.

Signed in accordance with a resolution of the directors.

Graham Davie

Director

Melbourne, 25 February 2008

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our review of the financial report of Redflex Holdings Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

David Petersen
Partner
25 February 2008

REDFLEX HOLDINGS LIMITED

INCOME STATEMENT

FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated Entity	
		31-Dec-07	31-Dec-06
		$000	$000
Continuing Operations			
Sale of goods and services		12,747	6,776
Revenue from fee for service contracts		29,833	25,184
Finance revenue		86	278
Total Revenue		**42,666**	**32,238**
Cost of sales		8,206	4,334
Cost of fee for service contracts		7,960	6,330
Cost of Goods sold		**16,166**	**10,664**
Gross Profit		**26,500**	**21,574**
Sales and marketing related expenses		4,942	2,445
Administrative related expenses		5,712	5,719
Program management costs		981	1,171
Amortisation of intangibles		533	344
Depreciation on fee for service contract assets		6,555	5,767
Depreciation - other		180	178
		18,903	**15,624**
Profit from continuing operations before tax and financing costs		**7,597**	**5,950**
Interest		726	859
Profit from continuing operations before tax		**6,871**	**5,091**
Income tax expense		2,151	1,754
Profit After Tax from continuing operations		**4,720**	**3,337**
Loss after tax from discontinued operations	4	**0**	**(2,201)**
Net profit attributable to members of the parent		**4,720**	**1,136**
Earnings per share (cents per share)			
- basic for profit for half year attributable to ordinary equity holders of the parent company		5.29 cents	1.29 cents
- basic for profit from continuing operations attributable to ordinary equity holders of the parent company		5.29 cents	3.77 cents
- diluted for profit for the half year attributable to ordinary equity holders of the parent company		5.12 cents	1.27 cents
- diluted for profit from continuing operations attributable to ordinary equity holders of the parent company		5.12 cents	3.67 cents
- dividends per share attributable to ordinary equity holders of the parent company		Nil	Nil

REDFLEX HOLDINGS LIMITED

BALANCE SHEET

AS AT 31 DECEMBER 2007

		Consolidated Entity	
	Note	31-Dec-07	30-June-07
		$000	$000
Current Assets			
Cash and Cash Equivalents		8,302	10,179
Security Deposits		653	653
Trade and Other Receivables		13,778	16,967
Inventories		11,003	8,458
Prepayments		1,021	555
Total Current Assets		34,757	36,812
Non-Current Assets			
Property Plant & Equipment		69,996	59,032
Deferred Tax Asset		9,905	5,680
Intangible Assets and Goodwill		8,366	7,449
Total Non-Current Assets		88,267	72,161
Total Assets		123,024	108,973
Current Liabilities			
Trade and Other Payables		15,070	11,359
Interest Bearing Borrowings	5	24,217	391
Income Tax Payable		2,361	1,961
Provisions		1,120	965
Total Current Liabilities		42,768	14,676
Non Current Liabilities			
Interest Bearing Borrowings	5	861	21,334
Deferred Tax Liability		10,766	6,480
Provisions		139	128
Total Non Current Liabilities		11,766	27,942
Total Liabilities		54,534	42,618
Net Assets		68,490	66,355
Equity attributable to equity holders of the parent company			
Contributed Equity		83,161	81,243
Reserves		(8,007)	(6,659)
Accumulated Losses		(6,664)	(8,229)
Total Equity		68,490	66,355

REDFLEX HOLDINGS LIMITED

CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated Entity 31-Dec-07 $000	31-Dec-06 $000
Cash Flows from Operating Activities			
Receipts from customers		45,533	33,204
Payments to suppliers and employees		(25,287)	(24,402)
Interest received		86	286
Interest paid		(726)	(868)
Income tax paid		(1,864)	(2,922)
Net Cash Flows from (used in) Operating Activities		17,742	5,298
Cash Flows (used in) from Investing Activities			
Purchase of property, plant and equipment		(21,001)	(12,643)
Proceeds from sale of discontinued operations net of cash disposed of		0	3,350
Capitalised development costs		(1,493)	(1,248)
Net Cash Flows (used in) from Investing Activities		(22,494)	(10,541)
Cash Flows from Financing Activities			
Bank borrowings		3,991	1,907
Proceeds from issue of ordinary shares		191	219
Lease liability incurred		177	0
Dividends paid		(1,299)	0
Net Cash Flows from Financing Activities		3,060	2,126
Net Decrease in Cash held		(1,692)	(3,117)
Effect of exchange rate changes on cash		(185)	(145)
Cash at beginning of period		10,179	11,564
Cash and Cash equivalents at end of period		8,302	8,302
Reconciliation of Cash			
Cash at the end of the period consists of:			
Cash at Bank		6,979	4,032
Deposits at Call		1,323	4,270
		8,302	8,302

REDFLEX HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 31 DECEMBER 2007

Consolidated Entity	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Consolidated Entity
	$000	$000	$000	$000	$000
At 1 July 2006	**80,959**	**(1,176)**	**2,612**	**(11,262)**	**71,133**
Profit for the period	0	0	0	1,136	1,136
Currency translation differences	0	(3,812)	0	0	(3,812)
Total recognised income and expense for the period	**0**	**(3,812)**	**0**	**1,136**	**2,676**
Share based payments	0	0	323	0	323
Exercise of employee options	220	0	0	0	220
At 31 December 2006	**81,179**	**(4,988)**	**2,935**	**(10,126)**	**69,000**
At 30 June 2007	**81,243**	**(10,014)**	**3,355**	**(8,229)**	**66,355**
Profit for the period	0	0	0	4,720	4,720
Currency translation differences	0	(1,763)	(1)	(19)	(1,783)
Total recognised income and expense for the period	**0**	**(1,763)**	**(1)**	**4,701**	**2,937**
Share based payments	0	0	416	0	416
Dividends paid	0	0	0	(3,136)	(3,136)
Proceeds from dividend reinvestment plan	1,726	0	0	0	1,726
Exercise of employee options	192	0	0	0	192
At 31 December 2007	**83,161**	**(11,777)**	**3,770**	**(6,664)**	**68,490**

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

NOTE 1 CORPORATE INFORMATION

Redflex Holdings Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX).

The nature of the operations and principal activities of the Group are described in Note 3.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the consolidated entity as the full financial report. The half-year financial report should be read in conjunction with the annual financial report of Redflex Holdings Limited as at 30 June 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by Redflex Holdings Limited and its controlled entities during the half-year ending 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Preparation

The condensed half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, including Australian Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements. The financial report has also been prepared on a historical cost basis. The financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007.

(b) Changes in Accounting Policies

There have been no changes in accounting policies during the half year ended 31 December 2007.

(c) New Accounting Standards and Interpretations

New or amended Australian Accounting Standards and Interpretations that were applicable to the company from 1 July 2007 did not have any impact on the condensed half-year financial report for the half-year ended 31 December 2007.

NOTE 3 SEGMENT INFORMATION

The Group's primary reporting format is business segments and its secondary format is geographical segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic Division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate Division represents the Group's Head Office which is based in Melbourne, Australia.

Operating results by business and geographical segments are as follows:

Half Year ended 31 December 2007	Continuing Operations			
Business Segments	Corporate	USA based	Australia based	Total
	$000	**$000**	**$000**	**$000**
Revenue				
Revenue from sale of goods and services to external customers	0	4,184	8,563	12,747
Revenue from fee for service contracts	0	29,833	0	29,833
Interest Income	54	0	32	86
Inter-segment revenue	0	0	11,485	11,485
Total segment revenue	**54**	**34,017**	**20,080**	**54,151**
Inter-segment elimination				(11,485)
Total Consolidated Revenue				**42,666**
Result				
Earnings Before Interest Tax Depreciation & Amortisation	(1,358)	12,416	3,807	14,865
Depreciation	(8)	(6,555)	(172)	(6,735)
Amortisation	0	(79)	(454)	(533)
Segment result	**(1,366)**	**5,782**	**3,181**	**7,597**
Unallocated expenses				0
Profit before tax and finance charges				**7,597**
Finance charges				(726)
Profit before income tax				**6,871**
Income Tax Expense				(2,151)
Net profit for the half year				**4,720**
Assets and Liabilities				
Segment assets	9,322	89,284	24,418	123,024
Unallocated assets	0	0	0	0
Total assets	**9,322**	**89,284**	**24,418**	**123,024**
Segment liabilities	1,147	44,984	8,403	54,534
Unallocated liabilities	0	0	0	0
	1,147	**44,984**	**8,403**	**54,534**

REDFLEX HOLDINGS LIMITED

Operating results by business and geographical segments (continued)

Half year ended 31 December 2006	Continuing Operations				Discontinued Operations	Total Operations
Business Segments	Corporate	USA based	Australia based	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods & services to external customers	0	117	6,659	6,776	3,498	10,274
Revenue from fee for service contracts	0	25,184	0	25,184	0	25,184
Interest income	255	0	23	278	0	278
Inter-segment revenue	0	0	8,306	8,306	0	8,306
Total segment revenue	**255**	**25,301**	**14,988**	**40,544**	**3,498**	**44,042**
Inter-segment elimination					0	(8,306)
Total Consolidated Revenue					**3,498**	**35,736**
Result						
Earnings Before Interest Tax Depreciation & Amortisation	(1,580)	10,513	3,306	12,239	381	12,620
Depreciation	(14)	(5,747)	(184)	(5,945)	(94)	(6,039)
Amortisation	0	0	(344)	(344)	(357)	(701)
Writedown on disposal of discontinued operations		0	0	0	(760)	(760)
Segment result	**(1,594)**	**4,766**	**2,778**	**5,950**	**(830)**	**5,120**
Unallocated expenses				0	0	0
Profit before tax and finance charges				**5,950**	**(830)**	**5,120**
Finance charges				(859)	(7)	(866)
Profit before income tax				**5,091**	**(837)**	**4,254**
Income Tax Expense				(1,754)	(1,364)	(3,118)
Net profit for the half year				**3,337**	**(2,201)**	**1,136**
Assets and Liabilities						
Segment assets	12,119	81,665	16,294	110,078	0	110,078
Unallocated assets	0	0	0	0	0	0
Total assets	**12,119**	**81,665**	**16,294**	**110,078**	**0**	**110,078**
Segment liabilities	3,849	34,666	2,563	41,078	0	41,078
Unallocated liabilities	0	0	0	0	0	0
Total liabilities	**3,849**	**34,666**	**2,563**	**41,078**	**0**	**41,078**

REDFLEX HOLDINGS LIMITED

Geographical Segments

The Consolidated Entity's geographical segments are determined by the Group's assets and operations. The following table represents revenue and certain asset information regarding geographical segments for the half years ended 31 December 2007 and 2006.

Half year ended 31 December 2007

	USA based	Australia based	Other	Total
Revenue	**$000**	**$000**	**$000**	**$000**
Revenue from sale of goods & services to external customers	4,184	20,048	0	24,232
Finance Income	0	86	0	86
Revenue from fee for service contracts	29,833	0	0	29,833
Total revenue from continuing operations	**34,017**	**20,134**	**0**	**54,151**
Inter-segment sales				(11,485)
Segment revenue				**42,666**

Half year ended 31 December 2006

	USA based	Australia based	Other	Total
Revenue	**$000**	**$000**	**$000**	**$000**
Revenue from sale of goods & services to external customers	117	18,455	0	18,572
Finance Income	0	286	0	286
Revenue from fee for service contracts	25,184	0	0	25,184
Less revenue from discontinued operations	0	(3,498)	0	(3,498)
Total revenue from continuing operations	**25,301**	**15,243**	**0**	**40,544**
Inter-segment sales				(8,306)
Segment revenue				**32,238**

NOTE 4 DISCONTINUED OPERATIONS IN PRIOR YEAR COMPARATIVES

On 6 December 2006 the company divested the operations of Redflex Communication Systems, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets, to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business.

The results for Redflex Communications systems for the period to the point of sale are:

	To 6 December 2006 $000
Revenue	3,498
Expenses	(3,575)
	(77)
Loss on divestment of discontinued operations	(760)
Profit (loss) before tax from discontinued operations	**(837)**
Income tax expense	
- tax on taxable profit on sale of discontinued operations	(1,364)
Net profit (loss) for the half year attributable to discontinued operations	**(2,201)**

The net cash flows of Redflex Communication Systems are as follows;

	To 6 December 2006 $000
Net cash flows from discontinued operations	
Operating activities	357
Net Cash Inflow	357

Earnings per share for operation classified as a discontinued operation are as follows;

	To 6 December 2006 $000
Earnings per share from discontinued operations	
For basic earnings per share	(2.47) cents
For diluted earnings per share	(2.40) cents

NOTE 5 INTEREST BEARING BORROWINGS

Redflex Traffic Systems Inc, a 100% owned subsidiary of Redflex Holdings Limited, has a US$25 million (AU$29.5 million) secured revolving credit facility to fund the growth within the USA Traffic Division. BMO Capital Markets was granted a first and only priority senior security interest over all the assets of Redflex Traffic Systems Inc and its subsidiaries. The facility expires in August 2008 but is expected to be renewed prior to that date. Discussions with BMO on a new expanded facility are well advanced.

REDFLEX HOLDINGS LIMITED

NOTE 6 ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities				
Issued at 30 June 2007	**88,975,228**	**88,975,223**		
Changes during current period				
(a) Increases through issues				
Issue of shares under Dividend Reinvestment Plan	642,978	642,978	$2.6851	$2.6851
Issue of Shares arising from Performance Rights	347,288	347,288		
Conversion of employee options during current period	295,000	295,000	$0.65 average	$0.65 average
(b) Decreases through returns of capital, buybacks	0	0		
Issued at 31 December 2007	**90,260,494**	**90,260,489**		
Options				
Issued at 30 June 2007	**1,489,000**	**0**		
Conversion of RDFAS employee options during current period	(295,000)	0		
Issued at 31 December 2007	**1,194,000**	**0**		
Performance Rights				
Issued at 30 June 2007	**1,545,659**	**0**		
Performance to 1 October 2007 – converted to shares	(347,288)	0		
Performance to 1 October 2007 – lapsed	(2,942)	0		
Performance to 1 October 2010	516,318			
Performance to 1 October 2010 – forfeited	(7,121)	0		
Issued at 31 December 2007	**1,704,626**	**0**		

NOTE 7 CONTINGENCIES

There has been no change in contingent assets or liabilities since 30 June 2007.

NOTE 8 EVENTS AFTER BALANCE SHEET DATE

There were no significant events subsequent to 31 December 2007 and prior to the date of this report that have not been dealt with elsewhere in this report.

REDFLEX HOLDINGS LIMITED

DIRECTORS' DECLARATION FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

In accordance with a resolution of the directors of Redflex Holdings Limited, I state that:

In the opinion of the directors,

(a) the financial report of the consolidated entity:

(i) gives a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date of the consolidated entity, and

(ii) complies with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001, and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham Davie

Director

Redflex Holdings Limited

ABN 96 069 306 216

25 February 2008

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Redflex Holdings Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Redflex Holdings Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors' Responsibility for the half-year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Redflex Holdings Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Redflex Holdings Limited is not in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the six months ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
25 February 2008

REDFLEX
HOLDINGS

Release to Australian S

File No: 82-34862

Redflex Executes Two New Photo Enforcement Contracts; the Cities of Belmont, California and Port Lavaca, Texas

21 February 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts with the Cities of Belmont, California and Port Lavaca, Texas.

Belmont, CA
Located in San Mateo County, this suburb of the San Francisco Bay area has a population in excess of 25,000.

The scope of the program includes red-light enforcement at up to 5 designated intersections with a term of three years, plus one 2-year automatic renewal.

"We support an excess of 20 municipalities across Northern California and, with the inclusion of Belmont, we maintain over half a dozen contracts in San Mateo County alone. In offering the most advanced public safety solutions available, we are pleased to see the overall acceptance, validation and proliferation of Redflex in the midst of the high-tech hub of Silicon Valley" said Karen Finely, CEO RTSI.

Port Lavaca, TX
Located in Calhoun County, this tourist destination is situated on the midpoint of the Texas Gulf Coast.

The scope of the program includes red-light enforcement at up to 20 designated locations with a term of five years, plus two 2-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more than 190 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

REDFLEX HOLDINGS

RE

Release to Australian Se

File No: 82-34862

Redflex Executes Two New Photo Enforcement Contracts, the Cities of Burien, Washington and Balch Springs, Texas

18 February 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts with the Cities of Burien, Washington and Balch Springs, Texas.

Burien, Washington
Located in King County and situated just south of Seattle, the City of Burien has a population in excess of 30,000.

The scope of the program includes red-light enforcement at up to 10 designated locations and speed enforcement in designated school zones, and has a term of three years, plus two 2-year automatic renewals.

Balch Springs, TX
Located in Dallas County, this city is situated in the Dallas-Fort Worth Metroplex and has a population in excess of 20,000.

The scope of the program includes red-light enforcement at up to 20 designated locations with a term of five years, plus two 2-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more than 190 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

In the Wake of a Favourable and Unanimous Ohio Supreme Court Ruling, Redflex Executes New Photo Speed and Red-Light Enforcement Contract

18 February 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new photo enforcement contract with the City of Chillicothe, Ohio

Chillicothe, OH
Located in Ross County, this City is situated south of the capital city of Columbus and supports a daytime population in excess of 25,000.

The initial scope of the program includes fixed automated speed and red-light enforcement at a minimum of 5 intersections and one mobile speed enforcement unit, for a term of five years with two 1-year automatic renewals.

"We are pleased that the Ohio Supreme Court ruling supported the legal opinions of Redflex and our partner municipalities. We have always recognised and appreciated the authorities granted to municipalities across the USA, and in Ohio we are very pleased that this watershed judgement basically rules our programs as constitutional. We feel that the Court's explicit constitutional protections will provide the underpinnings for greater expansion across the state" said Karen Finley, CEO RTSI.

Redflex Traffic Systems, Inc. has contracts with more than 190 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex Executes Two Photo Enforcement Contracts

24 January 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts with the cities of Aurora, Illinois and Redlands, California.

Aurora, IL.
Located primarily in Kane County, the City of Aurora with a population in excess of 170,000 is the second largest city in the State of Illinois.

The initial scope of the program includes photo enforcement at up to 20 designated locations with a term of three years, plus two 2-year automatic renewals.

This contract was awarded to Redflex as a result of a competitive tender process.

"As the second largest city in Illinois, resulting from a highly competitive process, we are excited to have been awarded this contract. Working closely with the city's administration we are confident that our solution will increase public and traffic safety for the citizens of Aurora" said Karen Finley, CEO RTSI.

Redlands, CA
Located in San Bernardino County, the City of Redlands has a population in excess of 70,000.

The scope of the program includes red-light enforcement at up to 10 intersections, with a term of five years, plus two 2-year automatic renewals.

"With Redlands we service more then half a dozen contracts across the Inland Empire. Experiencing a drastic population explosion equalling in excess of 4 million, it is both the fastest growing region in the state and one of the largest metropolitan areas in the USA. We could not be more pleased with our controlled rapid expansion across this region, and fully expect to continue building on our successes and capitalising on our momentum in this important region" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 180 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

END